Morgan Stanley Global Infrastructure Fund

522 Fifth Avenue

New York, NY 10036

October 30, 2008

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re:	Morgan Stanley Global Infrastructure Fund (formerly, Morgan Stanley Utilities Fund)
(File No. 33-18983)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Global Infrastructure Fund (the “Fund”) filed with the Securities and Exchange Commission (the “Commission”) on August 29, 2008 relating to certain changes to the Fund’s principal investment strategies and a corresponding change to the Fund’s name.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 32 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about October 30, 2008.

GENERAL COMMENTS TO FORM N-1A

Comment 1.         Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.          This Commission response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

COMMENTS TO THE PROSPECTUS

Comment 2.         To the extent the Fund invests in securities relevant to the credit crisis (i.e. derivatives such as CDOs, credit default swaps), consider adding risk disclosure about the credit crisis and related market turbulence.

Response 2.          As investments in derivatives are additional investment strategies of the Fund and the Fund currently intends to invest in derivatives to a limited extent, we believe that the current risk disclosure is adequate.

Comment 3.         In the last sentence of the second paragraph of the section entitled “The Fund-Principal Investment Strategies,” you state that the concentration policy is “at least 25%.”  Please confirm that the Fund’s concentration policy complies with the

Staff’s position that a concentration policy applies to investments of 25% or more and revise the language accordingly.

Response 3.  We confirm that the Fund’s concentration policy complies with the Staff’s position that a concentration policy applies to investments of 25% or more.  The disclosure has been revised as requested.

Comment 4.         Consider adding disclosure defining what companies are included in the utilities industry (i.e., high tech companies, etc).

Response 4.  The requested disclosure has been added.

Comment 5.         Within the “Infrastructure-Related Companies” risk disclosure in the Section entitled “Principal Risks”, it states that the Fund concentrates in investments in infrastructure-related companies.  Please reconcile this concentration policy with the Fund’s 25% concentration policy in the utilities industry.

Response 5.  The Fund has a fundamental policy of investing at least 25% of its assets in the utilities industry.  In connection with the Fund’s name change, the Fund will concentrate its investments in infrastructure-related companies.  We supplementally note that utilities companies represent a significant component of the universe of companies engaged in the infrastructure business.

Comment 6.         Consistent with the Staff’s position regarding funds with “Global” in their name, please confirm that the Fund invests in the securities of issuers located in multiple countries throughout the world.

Response 6.  We confirm that the Fund is invested in the securities of issuers located in multiple countries throughout the world.

Comment 7.         Please remove the brackets around the paragraph entitled “Small & Medium Capitalization Companies” in the section entitled Principal Risks.  Consider adding definitions on what constitutes a small capitalization company and a medium capitalization company.

Response 7.  We respectfully acknowledge the comment, but believe that the current disclosure regarding small and medium capitalization companies is sufficient.  We have removed the brackets around this disclosure.

Comment 8.         Confirm that the table included in the Fees and Expenses section is not broken up by sidebars.

Response 8.  We confirm that the table is not broken up by sidebars.

Comment 9.         Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 9.  This line item is not applicable to the Fund at this time.

Comment 10.       Under the section entitled “Fund Management”, the disclosure indicates that the composition of the portfolio management team may change from time to time.

Please confirm that if the composition of the team does change, shareholders will receive notice as required under SEC Release 19382.

Response 10.  Shareholders will receive notice as required under the release.

Comment 11.       The first paragraph under “Shareholder Information” states that the Fund has suspended offering shares to new investors.  Please confirm whether the Fund is currently offering shares and when it expects to re-open to new investors.

Response 11.  The Fund is currently offering shares only to shareholders of record prior to August 21, 2008.  The Fund expects to re-open to new investors on or around January 3, 2009.

Comment 12.       In the same paragraph, the disclosure indicates that the Board adopted changes to the Fund’s investment strategy.  Please clarify the language to note that the changes were to the Fund’s principal investment strategies.

Response 12.  The disclosure has been revised to indicate that the Board adopted changes to the Fund’s investment strategies, including its principal investment strategies.

As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6984 (tel) or (646) 452-4831 (fax).  Thank you.

Best regards,

/s/ Eric Griffith